April 3, 2013

VIA ELECTRONIC TRANSMISSION

James O’Connor

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                           The Boston Trust & Walden Funds:  File Nos. 33-44964 and 811-06526

Dear Mr. O’Connor:

On March 20, 2013, The Boston Trust & Walden Funds (formerly, The Coventry Group) (the “Trust”), filed a Preliminary Proxy Statement on Schedule 14A (the “Proxy”) soliciting proxies on behalf of the Boston Trust Asset Management Fund, Boston Trust Equity Fund, Boston Trust Midcap Fund, Boston Trust SMID Cap Fund, Boston Trust Small Cap Fund, Walden Asset Management Fund, Walden Equity Fund, Walden Midcap Fund, Walden SMID Cap Innovations Fund and Walden Small Cap Innovations Fund (each a “Fund” and collectively with the “Funds”).  On March 29, 2013 you provided comments.  The Trust has revised the disclosure in the Proxy in response to your comments, except as indicated below.  For your convenience, I have summarized certain of your comments.

1.                                      Comment.  The Investment Company Act of 1940, as amended, (the “1940 Act”) requires at least two-thirds of Trustees be elected by shareholders.  Under “Proposal 1” please replace the reference to a “certain percentage” to specify this requirement.

Response.  The Trust has made the requested revision.

2.                                      Comment.  Please disclose in the description of the Nominating Committee whether the Board has a formal diversity policy.  See Section 407(c)(2)(vi) of Regulation S-K as applied through Item 22(b)(15)(ii)(A).

Response.   The Trust has revised the description of the Nominating Committee by adding the following disclosure:

Diversity is one of many factors considered by the Board under guidelines adopted by the Committee.  While not a formal policy, the Committee believes that consideration of diversity in this context is effective in identifying appropriate Trustee candidates.

3.                                      Comment.  Please add the column required by Item 22(b)(22) for the Interested Trustees, nominees and officers.

Michael.Wible@ThompsonHine.com  Phone 614.469.3297  Fax 614.469.3361

Response.  A separate column is not required by Item 22(b)(22).  A description of the Interested Trustees’, nominees’ and officers’ positions with Boston Trust Investment Management and Boston Trust Investment Management Company (the “Adviser”) is provided in the paragraphs preceding the table on page 8 of the Proxy.

4.                                      Comment.  Columns 5 and 6 of the Trustee and Officer table are not required for officers and their inclusion is confusing.  Please remove these columns rather than indicating they are “N/A.”  See Instructions 6 and 7 to Item 22(b)(1).

Response.  Item 22(b) of Schedule 14A requires a single table and deleting the captions is not an option.  The Trust does not think the current presentation of information is confusing and, therefore, has not made the change requested by the Staff.

5.                                      Comment.  Please confirm that there were no legal proceedings in the past 10 years against any of the [Trustees], nominees, or officers and none that are pending.  See Item 401(f)(7) and (8) of Regulation S-K, which is applied through Item 22(b)(12) of Schedule 14A.

Response.  The Trust confirms that there have been no legal proceedings in the past 10 years, and that no such proceedings are pending at this time, against any of the Trustees, nominees or officers.

6.                                      Comment.   It appears that there are currently five Trustees.  Please confirm the current number of Trustees.

Response.  There are currently four Trustees.  If elected, Ms. Soumerai will be the fifth Trustee and will assume office on or about May 24, 2013.

7.                                      Comment.  Please disclose the following additional conditions that must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board of Trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs.  See “State Street Bank and Trust Co.,” No-Action Letter (pub. avail. Sept. 29, 1972) and “State Street Bank and Trust Co.,” No-Action Letter (pub. avail. Jan. 29, 1972).  Please also disclose, where appropriate, that the Fund’s lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement of Section 18(f)(1).  (It may be clarified that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.)  See State Street Bank and Trust Co. (September 29, 1972), State Street Bank and Trust Co. (January 29, 1972), and The Brinson Funds, (November 25, 1997).  Please explain to us the duties and responsibilities of the Board of Trustees in the lending of the Fund’s securities.  For example, will the Fund lend its securities to be sold short, thus potentially reducing the value of its investments?  Please also confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

Response.  The Funds do not currently intend to lend portfolio securities and are not permitted, per the prospectus, to engage in securities lending transactions.  Should the Funds decide to engage in securities lending transactions, they will do so in accordance with the requirements of the no-action letters cited in your Comment, and appropriate disclosure will be added to the prospectus and Statement of Additional Information.  To add the extensive disclosure suggested by the Staff at this time concerning an investment technique that is not utilized by the Funds would be confusing to shareholders.

8.                                      Comment.

a.              Please also include language to the effect that “in the event that the asset coverage shall at any time fall below 300% the Fund shall, within three days thereafter (not including Sundays and holidays) or such longer period as the Commission may prescribe by rules and regulations, reduce the amount of its borrowing s to an extent that the asset coverage of such borrowings shall be at least 300%.”

b.              Please also make clear that the Fund may only enter into reverse repurchase agreements to the extent that it sets aside, and marks-to-market daily, liquid securities equal to the Fund’s potential obligations or economic exposure under the investments, as required by Investment Company Act Release 10666 (April 18, 1979), as modified by “Dreyfus Strategic Income” No-Action Letter (June 22, 1987) and “Merrill Lynch Asset Management, L.P.” No-Action Letter (July 2, 1996).

Response.  The Trust has added the following disclosure immediately following the proposed fundamental policy:

In the event that asset coverage at any time falls below 300%, the Fund will, within three business days, or longer if permitted by the SEC, reduce the amount of borrowing to the extent that the asset coverage of the amounts borrowed is at least 300%.  To the extent the Funds invest in reverse repurchase agreements, it will segregate with its custodian liquid securities equal to the Fund’s potential obligation.  These securities will be marked-to-market daily.

9.                                      Comment.  Section 851(b)(2) of the Internal Revenue Code provides that an investment company will not qualify as a “regulated investment company” (“RIC”) unless 90% of its gross income is derived from certain enumerated sources (the “qualifying income test”).  Section 851(b)(2) identifies income from “securities” (as defined in Section 2(a)(36) of the 1940 Act) as qualifying.  In 2006, the IRS published a revenue ruling (Rev. Rul. 2006-1) providing that a RIC cannot treat income from commodity-based derivatives as qualifying.  (The ruling specifically addressed total return swaps based on a commodity index.) This revenue ruling stated that there is no “conclusive authority” whether a commodity-based derivative is a “security” defined in Section 2(a)(36), but that the legislative history of Section 852(b)(2) indicates that Congress did not intend income from commodity-based derivatives to be qualifying.  A subsequent revenue ruling (Rev. Rul. 2006-31) provided, however, that Rev. Rul. 2006-1 “was not intended to preclude a conclusion that the income from certain investments (such as certain structured notes)…is qualifying income.”  Some funds have applied for and received Private Letter Rulings (PLRs) specifically permitting them to invest in commodity-linked structured notes (CLNs).  In addition, the IRS has issued PLRs permitting RICs to treat the undistributed earnings and profit of a controlled foreign corporation (the undistributed “Subpart F income”) as qualifying income.  The IRS, however, has stopped issuing PLRs on whether income from structured notes and distributions from Controlled Foreign Corporations (CFCs) is qualifying.  The result of the IRS position is that the Fund is very limited in its ability to invest in futures contract, “spot” contracts, forward contracts, commodity-based swaps, options on commodities, commodity-linked structured notes, and commodity-linked exchange traded notes, as well as CFCs.  The limitation should be described.

Response.  The Funds invest little, if any, assets in commodities and, to the extent such investments take place, are done in compliance with the Internal Revenue Code and the rules and interpretations thereunder.  Consequently, we feel that it is unnecessary and potentially confusing to add the extensive disclosure suggested by the Staff.

10.                               Comment.  On February 9, 2012, the Commodity Futures Trading Commission (CFTC) adopted rules that curtail the ability of advisers of registered investment companies that invest in commodities or commodity-linked securities to claim an exemption pursuant to Rule 4.5.  Please provide disclosure indicating that, if the Fund were to invest in various derivative instruments (e.g., futures contract, spot contracts, forward contracts, commodity-based swaps, options on commodities, commodity-linked structured notes, commodity-linked exchange traded notes), or in a controlled foreign corporation making investments, characterized, in whole or in part, as “swaps” under the “Dodd Frank: Act, the Fund’s adviser may be required to register as a commodity pool operation (CPO) under amended Rule 4.5 of the CFTC unless it can satisfy an exemption from Rule 4.5 or no-action relief is received. (See, e.g., CFTC No-Action Letter No. 12-03 (July 10, 2012) or CFTC No-Action Letter No. 12-13 (October 11, 2012).)  Please also add disclosure that, in such case, the Fund may be subject to dual registration costs and compliance burdens as a result of its commodities investments.

Response.  Should the Adviser file a notice of exclusion under Rule 4.5 or the Funds invest in derivative instruments regulated by the CFTC to the extent the adviser would either need to register as a CPO, such information will be disclosed in the Statement of Additional Information and/or the Prospectus.  In addition, the compliance costs and burdens to the adviser are not factors normally considered by shareholders in evaluating fundamental investment policies.  Consequently, we have declined to add the disclosure suggested by the Staff.

11.                               Comment.  The penultimate paragraph of Proposal 7 contains an incorrect statement.  Please substitute the definition for open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A, i.e., invest more than 25% of the value of its net assets.  The market of the Fund’s assets would include assets purchased with leverage and any derivatives that are senior securities (i.e., are not fully collateralized by amounts maintained in a segregated account).  It would also include the value of non-investment assets (such as receivables for shares sold or expense reimbursements) as well as excluding liabilities that reduce the amount of a company’s investments.  Certain types of routine transactions, such as unsettled securities transactions and securities loans, would also be included and may increase a company’s total assets because total assets do not reflect certain liabilities.

Response.  The requested change has been made.

12.                               Comment.  The paragraph on page 53 which begins “Abstentions and “broker non-votes”…” contains an apparently incorrect statement; “The NYSE does not consider the proposals to be voted upon the Meeting to be non-routine matters that affect substantially a shareholder’s rights or privileges.  Consequently, brokers holding shares of the Fund on behalf of clients may vote on the proposals absent instructions from the beneficial owners of the shares.”  It appears that Proposals 2 through 8 are non-routine proposals on which uninstructed shares held in street name cannot be voted.  They will, however, count for purposes of a quorum and, as a result, will be effectively “No” votes on all but the uncontested election of [Trustees].  As to the uncontested election of [Trustees], because the Fund is a registered investment company, as opposed to a business development company, the matter is considered a “routine matter” under NYSE Rule 452.

Response.  We respectfully disagree that Proposals 2 — 8 are the types of non-routine issues contemplated by NYSE Rule 452.  Proposals 2 — 8 are “routine” issues because there is “no contest as to the action[s]” and they do not “affect substantially the rights or privileges [of shareholders of the Funds].”  To that end, and in accordance with NYSE Rule 452, the Fund has added the following disclosure to the introductory information regarding Proposals 2 — 8:

Neither the Board nor the Adviser know of any contest or dispute as to the actions to be taken under Proposals 2 through 8.

*                                         *                                         *                                         *                                         *                                         *

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.                                      The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.                                      Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.                                      Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.                                      The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:	Lucia Santini (via email)
Sarah Kelly (via email)
Jennifer Hankins (via email)
Curtis Barnes (via email)